Exhibit (h)(xxvii)

AMENDED AND RESTATED

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of July 24, 2023, as amended and restated as of January 28, 2024, by and between Polen Capital Credit, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of the Polen Opportunistic High Yield Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, interest, extraordinary items, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), and brokerage commissions, do not exceed the levels described below; and

WHEREAS, effective November 22, 2023, the Adviser amended and restated the Agreement to correct the Expense Limitation levels with respect to the Investor Class, Institutional Class and Class Y shares of the Fund; and

WHEREAS, effective January 28, 2024, the Adviser desires to amend and restate the Agreement to extend the term to August 31, 2025.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from the commencement of operations of the Fund through August 31, 2025 unless the Board of Trustees of the Trust approves its extension or earlier termination, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, (excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, interest, extraordinary items, “Acquired Fund Fees and Expenses,” and brokerage commissions) do not exceed (on an annual basis) the following percentages of the Fund’s average daily net assets:

Investor Class	0.89%
Institutional Class	0.89%
Class Y	0.79%

Fee Recovery. The Adviser is entitled to recover, subject to approval by the Board of Trustees, such amounts reduced or reimbursed for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund. The Adviser is permitted to seek reimbursement from the Fund, for fees it waived and Fund expenses it paid to the extent the total annual fund expenses do not exceed the limits described above or any lesser limits in effect at the time of the reimbursement. No reimbursement will occur unless the Fund’s expenses are below the Expense Limitation.

Term. This Agreement shall terminate on August 31, 2025, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

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Effective as of the date first set forth above.

Polen Capital Credit, LLC

By:	/s/ Joshua L. McCarthy
Name:	Joshua L. McCarthy
Title:	General Counsel and Chief Compliance Officer

FundVantage Trust, on behalf of
Polen Opportunistic High Yield Fund

By:	/s/ Joel L. Weiss
Name:	Joel L. Weiss
Title:	President